Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the years indicated, our ratios of:

•                  earnings to fixed charges before interest credited on investment products and

•                  earnings to fixed charges.

		For the years ended December 31,
		2008	2007	2006	2005	2004
		($ in millions)
1.	Income from continuing operations before income taxes	$453.6	$1,048.2	$1,331.3	$1,121.6	$878.7
2.	Interest expense	110.3	115.3	86.0	77.8	93.5
3.	Interest factor of rental expense	8.8	12.3	11.1	7.0	4.6
4.	Undistributed income from equity investees	(20.4)	(71.6)	(62.7)	(34.1)	(19.4)
5.	Earnings before interest credited on investment products	552.3	1,104.2	1,365.7	1,172.3	957.4
6.	Interest credited on investment products	993.5	988.3	901.1	832.2	763.7
7.	Earnings	$1,545.8	$2,092.5	$2,266.8	$2,004.5	$1,721.1
8.	Interest expense	$110.3	$115.3	$86.0	$77.8	$93.5
9.	Interest factor of rental expense	8.8	12.3	11.1	7.0	4.6
10.	Preferred stock dividends by registrant	33.0	33.0	33.0	17.7	—
11.	Fixed charges before interest credited on investment products	152.1	160.6	130.1	102.5	98.1
12.	Interest credited on investment products	993.5	988.3	901.1	832.2	763.7
13.	Fixed charges	$1,145.6	$1,148.9	$1,031.2	$934.7	$861.8
14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	3.6	6.9	10.5	11.4	9.8
15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	1.3	1.8	2.2	2.1	2.0

210